NEWS RELEASE

June 13, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

Almaden Appoints Chief Financial Officer & New Director

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) announces that Mark T. Brown, who has served as Chief Financial Officer since November, 2007, will be joining the Board of Directors of Almaden effective immediately, and is pleased to announce that Mr. Korm Trieu  has been appointed as the Company’s new Chief Financial Officer.

“Mark, working on a part time basis, has accomplished a great deal during his time as Almaden’s CFO. He has led our SOX compliance and recent early transition to IFRS. We are very pleased that he has agreed to join the Board and participate with the future growth of Almaden” said Morgan Poliquin, Almaden’s President and Chief Executive Officer. “The success of Almaden now demands a full time CFO and we are excited to have Korm on board. He brings great experience and energy to this role.”

Before joining Almaden, Mr. Trieu spent 15 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011 he served as Vice President Finance for Sprott Resource Lending Corp. (formerly Quest Capital Corp.) where he oversaw the Finance and Administration department of a natural resource lending company. “I’m honoured to take on the role of Almaden’s CFO. It is an exciting time at Almaden, and I’m looking forward to participating in the growth of the Company,” said Mr. Trieu. “We have an incredible pipeline of properties and, complimented by strong financial and operational accountability, we are positioned for growth.” Mr. Trieu is a Chartered Accountant and holds a Bachelor of Science degree from the University of British Columbia. Outside of work, he is an avid sports fan and serves his community as a Little League baseball coach. He and his wife have two children.

“My time as CFO of Almaden has been an outstanding experience, and I am delighted to be joining the Board.” Mr. Brown stated. “We have built a world-class prospecting Company and established strong internal accountability. Almaden has recently made a great prospecting discovery at its Ixtaca zone which will be the focus of exploration to create shareholder value.”

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.